Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year Second Quarter ended

September 30, 2013 Financial Results

TOKYO, November 13, 2013 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal second quarter ended September 30, 2013 (“second quarter for year ending March 2014). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Second quarter (for year ending March 2014) Financial Highlights

•                  Net sales were JPY852 million in the fiscal second quarter ended September 30, 2013.

•                  Gross profit was JPY281 million in the fiscal second quarter ended September 30, 2013.

“The past quarter marked the continuing evolution of our company into a global market leader in Asian-language e-discovery,” UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto stated.  “Although our top- and bottom-line results fell short of expectations, due to heavy investments in technology and customer acquisition as well as deferrals of sales into future periods, we were able to strengthen our financial and operation positioning in numerous ways. First, we have greatly strengthened our case pipeline by signing with several large conglomerates and expanding our cooperation with many of our key existing accounts. We emphasized not only quantity, but also quality of engagement in this effort to build a robust and stable pipeline by beginning to focus more heavily on targeting key lucrative accounts with large clients that can provide us with stable and substantial reoccurring revenue going forward.

“Second, in the recent quarter, we made great headway in validating our Technology Assisted Review (TAR) services as a cheaper, faster and more efficient solution than traditional review within several of our key clients. In one unprecedented case, our client’s internal legal division was recognized for “significant cost reduction in review process” as a direct result of implementing our TAR software. Another client used our TAR solution side-by-side with a manual review solution and compared the results; the internal analysis found that our solution quickly captured a significant amount of data which the original vendor’s process missed. These cases have further elevated our reputation as a provider of a cost-cutting, time-saving and accurate e-discovery solution, and have done wonders not only to increase our engagement with our existing customers, but also to pave the way for word-of-mouth introductions to major US law firms and new client leads.  As awareness of improving e-discovery technologies broadens, we believe that Asia-based corporations are increasingly relying on solutions like our TAR with predictive coding capabilities, as a means of significantly reducing legal expenses while obtaining faster and more reliable results than traditional manual reviews can provide. We are well positioned to benefit from this growing reliance going forward.

“Our strategic investments in technology development and client acquisition hindered us from achieving our profitability targets during a quarter where we saw increased deferred sales and early legal settlements, thus reducing our case pipeline. In addition, we aim to utilize our robust software capabilities in new areas by extending our industry focus to other sectors that are increasingly using powerful big data analysis software, such as business intelligence and the financial sector. Though we are not satisfied with our financial performance in the recent quarter, we believe we are well positioned going forward as our investments in client-acquisition and technology development should pay significant dividends to help solidify our position as a market leader in Asian-language eDiscovery.”

Second Quarter Financial Results for the year ending March 2014

SALES: Net sales for the second quarter ended September 30, 2013 were JPY852 million, compared to JPY1, 039 million in the prior year period. The decrease was primarily attributable to deferrals of sales to future quarters, a decrease in cases due to court settlements and an overall slower activity in major accounts across in the Asian market.

GROSS PROFIT: Gross profit for the second quarter ended September 30, 2013 was JPY281 million, compared to JPY611 million in the prior year period. Gross margin was 33.0% compared with 58.8% in the prior year period. The decrease in gross margin was primarily due to the significant decline in revenues, while the fixed portion of cost of sales remained steady.

OPERATING EXPENSES AND INCOME/LOSS: Total operating expenses for the second quarter ended September 30, 2013 were JPY627 million, compared to JPY399 million in the prior year period. Operating loss was JPY347 million, compared to an operating profit of JPY212 million in the prior year period. The increase in expenses and corresponding decrease in operating income were primarily due to both the significant decline in revenue, which resulted in lower gross margin, and higher research and development and marketing related expenses associated with the Company’s strategic initiatives.

NET INCOME/LOSS: Net loss for the second quarter ended September 30, 2013 was JPY278 million, compared to net profit of JPY41 million in the prior year period. This decrease in net income was attributable to the same aforementioned factors which caused the decrease in operating income.

EARNING PER SHARE: Diluted loss per ordinary share for the first half of the year ending March 2014 was JPY 81.58.

As of September 30, 2013, the Company had a total of 3,441,136 ordinary shares outstanding, or the equivalent of 17,205,680 ADSs. Each share of the Company’s common stock represents five ADSs.

BALANCE SHEET: As of September 30, 2013, the Company’s cash and deposits were JPY1.3 billion.

Recent Developments

•                  In September, 2013, the Company announced the launch of “Xaminer”, a new forensic software which offers strategic features which provide competitive advantages for its users. Xaminer software takes into account specific rules and requirements of various investigating authorities and leverages UBIC’s years of experience in forensic investigations to provide a solid, value-add e-discovery solution. It is the first forensic tool in Japan to be equipped with state-of-art predictive coding technology based on business intelligence models, and fine-tuned for both English and Asian languages (Japanese, Korean and Chinese).

Financial Outlook

For the full fiscal year ending March 2014, the Company is revising down its financial guidance. Revenue for the year is expected to be in the range of JPY4.4-4.8 billion. Operating income (loss) is expected to be in the range of JPY (255)-100 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About UBIC, Inc.

UBIC, Inc. is a leading provider of Asian-language eDiscovery solutions and services. UBIC has extensive eDiscovery and forensic  experience and expertise with information documented in Japanese, Korean, Chinese as well as English languages, and applies its expertise in connection with cross-border litigation, administrative proceedings and internal investigations, including those related to anti-trust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. UBIC serves its clients, including leading law firms, corporate legal departments and government agencies, from offices in Japan, the United States, South Korea, Taiwan, Hong Kong and the United Kingdom.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal 2014 and quotations from management in this announcement, as well as UBIC’s strategic and operational plans, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Dan Charnas

Tel: +1 646-308-1561

Email: ir@ubicna.com

ICR, Inc.

Jeremy Peruski

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC